Fiscal 2019 Third Quarter and Nine Months Ended 31 December 2018

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the condensed consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. These non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s condensed consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 5 February 2019, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au
NOTE TO THE READER:
As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment, and the remaining

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	1

Fiscal 2019 Third Quarter and Nine Months Ended 31 December 2018

businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the third quarter and nine months ended 31 December 2018 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 15 of our condensed consolidated financial statements for further information on our segments.

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	2

GROUP RESULTS

James Hardie Industries plc
Results for the 3rd Quarter and Nine Months Ended 31 December

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change %	9 Months FY19	9 Months FY18	Change %
Net sales	$586.2	$495.1	18	$1,881.8	$1,528.6	23
Cost of goods sold	(394.0)	(312.2)	(26)	(1,261.4)	(989.5)	(27)
Gross profit	192.2	182.9	5	620.4	539.1	15

Selling, general and administrative expenses	(97.5)	(77.7)	(25)	(301.3)	(226.2)	(33)
Research and development expenses	(9.3)	(8.3)	(12)	(28.5)	(24.4)	(17)
Asset impairments	—	—		(13.1)	—
Asbestos adjustments	12.1	47.0	(74)	51.4	36.5	41
EBIT	97.5	143.9	(32)	328.9	325.0	1

Net interest expense	(13.7)	(8.3)	(65)	(36.8)	(21.6)	(70)
Loss on early debt extinguishment[1]	(1.0)	(26.1)	96	(1.0)	(26.1)	96
Other (expense) income	(0.2)	0.6		0.1	0.2	(50)
Operating profit before income taxes	82.6	110.1	(25)	291.2	277.5	5
Income tax expense	(14.7)	(30.2)	51	(63.2)	(73.8)	14
Net operating profit	$67.9	$79.9	(15)	$228.0	$203.7	12

Earnings per share - basic (US cents)	15	18		52	46
Earnings per share - diluted (US cents)	15	18		51	46

Volume (mmsf)	861.1	660.6	30	2,727.8	2,051.8	33

[1]Readers are referred to Note 8 of our 31 December 2018 condensed consolidated financial statements for further information related to long-term debt.
Net sales for the quarter and nine months increased 18% and 23%, respectively, from the prior corresponding periods to US$586.2 million and US$1,881.8 million, respectively. For both periods, net sales were favorably impacted by the acquisition of Fermacell in Europe and higher net sales in the North America Fiber Cement and Asia Pacific Fiber Cement segments.

Gross profit of US$192.2 million for the quarter and US$620.4 million for the nine months increased 5% and 15%, respectively, when compared to the prior corresponding periods. Gross profit margin of 32.8% for the quarter and 33.0% for the nine months decreased 4.1 percentage points and 2.3 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses for the quarter and nine months increased 25% and 33%, respectively, when compared to the prior corresponding periods. The increase is primarily driven by the SG&A costs in the European Building Products segment, due to the acquisition of Fermacell on 3 April 2018 and the corresponding transaction and integration costs, as well as, higher labor and discretionary costs in the North America Fiber Cement segment.

Asbestos adjustments primarily reflects the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in AUD/USD spot exchange rate.

Asset Impairments for the nine months reflects asset impairment charges of US$10.1 million and US$3.0 million, related to our decision to discontinue our Windows business and our Multiple Contour Trim ("MCT") product line, respectively.

Income tax expense for the quarter decreased compared to the prior corresponding period, primarily due to the decrease in the US corporate income tax rate and favorable movement of asbestos adjustment. Income tax expense for the nine months decreased compared to the prior corresponding period, primarily due to decrease in US corporate income tax rate, partially offset by a change in the accounting treatment of intangible assets which did not apply in the prior corresponding period.

Net operating profit decreased for the quarter, primarily driven by the unfavorable movement in asbestos adjustments and higher SG&A expenses, partially offset by a lower loss on early debt extinguishment. Net operating profit for the nine months increased, primarily driven by the favorable underlying performance of the operating business units and a lower loss on early debt extinguishment, partially offset by higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	3

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change	9 Months FY19	9 Months FY18	Change
Volume (mmsf)	532.1	528.9	1%	1,714.8	1,652.0	4%
Average net sales price per unit (per msf)	US$715	US$705	1%	US$723	US$700	3%

Fiber cement net sales	385.5	376.8	2%	1,254.9	1,168.0	7%
Gross profit			(7%)			6%
Gross margin (%)			(3.5 pts)			(0.3 pts)
EBIT	86.1	101.3	(15%)	287.4	278.5	3%
EBIT margin (%)	22.3	26.9	(4.6 pts)	22.9	23.8	(0.9 pts)
EBIT excluding product line discontinuation[1]	86.1	101.3	(15%)	292.8	278.5	5%
EBIT margin excluding product line discontinuation[1](%)	22.3	26.9	(4.6 pts)	23.3	23.8	(0.5 pts)

[1] Excludes product line discontinuation expenses of nil for the quarter and US$5.4 million for the nine months FY19. These expenses include asset impairments of US$3.0 million, and a one time charge of US$2.4 million to cost of goods sold associated with our decision to discontinue our MCT product line, as well as certain excess and obsolete ColorPlus color palettes

Net sales for the quarter and nine months were favorably impacted by higher sales volumes and a higher average net sales price compared to prior corresponding periods. The increase in volume includes growth in exteriors for the quarter and nine months of 1% and 5%, respectively, compared to the prior corresponding periods, reflecting slight growth above the market index over the nine months. This increase was partially offset by a decrease in interiors volume for the quarter and nine months of 3% and 2%, respectively. The increase in average net sales price of 1% for the quarter primarily reflects the annual change in our strategic pricing effective April 2018, partially offset by tactical pricing. For the nine months, the increase in average net sales price of 3% primarily reflects the annual change in our strategic pricing effective April 2018.

While we have provided US Census Bureau data in the prior periods, December 2018 data was not available as at the filing date of this document. However, according to the US Census Bureau, single family housing starts for the two months ended 30 November 2018 were 135,200, or 7% below the prior corresponding period. For the eight months ended 30 November 2018, single family housing starts were 630,100, or 3% above the prior corresponding period. We note that the US Census Bureau's data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

Results Including Product Line Discontinuation Expenses

The change in gross margin for the quarter and nine months can be attributed to the following components:

For the Three Months Ended 31 December 2018:
Higher average net sales price	1.1	pts
Higher start up costs	(0.3	pts)
Higher production and other costs	(4.3	pts)
Total percentage point change in gross margin	(3.5	pts)

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	4

OPERATING RESULTS - SEGMENT

For the Nine Months Ended 31 December 2018:
Higher average net sales price	2.2	pts
Higher start up costs	(0.1	pts)
Higher production and other costs	(2.4	pts)
Total percentage point change in gross margin	(0.3	pts)

Gross margin for the quarter decreased 3.5 percentage points compared to the prior corresponding period, primarily driven by higher production costs, partially offset by a higher average net sales price. Higher production costs were driven by higher input costs, primarily due to pulp and unfavorable plant performance.

Gross margin for the nine months decreased 0.3 percentage points compared to the prior corresponding period. This decrease was primarily due to higher production costs, partially offset by a higher average net sales price. Higher production costs were driven by higher input costs, primarily due to pulp and freight costs. In addition, gross margin decreased as a result of the one time charge of US$2.4 million from our decision to discontinue the MCT product line and certain excess and obsolete ColorPlus color palettes.

We continue to experience significant inflationary pressure across our key input costs, especially in pulp, other raw materials and labor. In addition, the freight market in fiscal year 2019 has been in very tight supply, and as a result, market rates for freight are exhibiting significant inflationary pressure.

SG&A expenses for the quarter and nine months were higher compared to the prior corresponding periods, driven primarily by higher labor related costs and higher discretionary spend. As a percentage of sales, SG&A expenses increased 1.1 percentage points for the quarter and 0.4 percentage points for the nine months, when compared to the prior corresponding periods.

EBIT for the quarter decreased 15% compared to the prior corresponding period, primarily driven by a 7% decrease in gross profit and higher SG&A expenses. EBIT for the nine months increased 3% compared to the prior corresponding period, primarily driven by a 6% increase in gross profit, partially offset by higher SG&A expenses and product line discontinuation expenses of US$5.4 million.

EBIT margin for the quarter and nine months decreased 4.6 percentage points and 0.9 percentage points to 22.3% and 22.9%, respectively, when compared to the prior corresponding periods, driven primarily by the decrease in gross margin and higher SG&A expenses as described above. EBIT margin for the nine months was additionally impacted by product line discontinuation expenses.

Results Excluding Product Line Discontinuation Expenses

Gross margin for the nine months, excluding product line discontinuation expenses, decreased compared to the prior corresponding period, primarily driven by higher production costs, partially offset by a higher average net sales price. Higher production costs were primarily due to higher input and freight costs.

EBIT for the nine months, excluding product line discontinuation expenses, increased 5%, compared to the prior corresponding period, driven by an increase in gross profit, partially offset by higher SG&A expenses.

EBIT margin for the nine months decreased 0.5 percentage points to 23.3% when compared to the prior corresponding period, primarily driven by the decrease in gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	5

OPERATING RESULTS - SEGMENT

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, and (iii) Philippines Fiber Cement.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change	9 Months FY19	9 Months FY18	Change
Volume (mmsf)	136.1	123.0	11%	416.2	373.1	12%
Average net sales price per unit (per msf)	US$713	US$760	(6%)	US$731	US$761	(4%)

Fiber cement net sales	110.1	105.3	5%	344.5	320.3	8%
Gross profit			(8%)			(3%)
Gross margin (%)			(4.4 pts)			(3.6 pts)
EBIT	23.5	24.9	(6%)	79.3	81.8	(3%)
EBIT margin (%)	21.3	23.6	(2.3 pts)	23.0	25.5	(2.5 pts)

The Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted for the quarter and nine months by a 7% and 5% change in the average AUD/USD foreign exchange rate, respectively, when compared to the prior corresponding periods. The impact of the unfavorable foreign exchange rate movements are detailed in the table below:

	Q3 FY19			9 Months FY19
	Results in AUD	Results in USD	Impact of FX	Results in AUD	Results in USD	Impact of FX
Average net sales price per unit (per msf)	+1%	-6%	-7%	+1%	-4%	-5%
Net Sales	+12%	+5%	-7%	+13%	+8%	-5%
Gross Profit	-1%	-8%	-7%	+2%	-3%	-5%
EBIT	+1%	-6%	-7%	+1%	-3%	-4%

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change	9 Months FY19	9 Months FY18	Change
Volume (mmsf)	136.1	123.0	11%	416.2	373.1	12%
Average net sales price per unit (per msf)	A$995	A$989	1%	A$995	A$989	1%

Fiber cement net sales	153.4	136.9	12%	468.6	415.9	13%
Gross profit			(1%)			2%
Gross margin (%)			(4.1 pts)			(3.6 pts)
EBIT	32.7	32.5	1%	107.8	106.3	1%
EBIT margin (%)	21.3	23.7	(2.4 pts)	23.0	25.6	(2.6 pts)

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	6

OPERATING RESULTS - SEGMENT

Volume for the quarter and nine months increased 11% and 12%, respectively, compared to the prior corresponding periods, primarily driven by our Australian and Philippines businesses achieving volume growth above their underlying market growth. In Australia, volume growth was driven by market penetration and category share gains. In the Philippines, volume growth was a result of strategic distributor programs implemented in the region.

Fiber cement net sales in Australian dollars for the quarter and nine months increased 12% and 13%, respectively, compared to the prior corresponding periods, primarily driven by higher volume across all regions.

Gross profit in Australian dollars decreased 1% for the quarter and increased 2% for the nine months compared to the prior corresponding periods. The decrease for the quarter was primarily driven by higher input costs, partially offset by higher net sales. The increase for the nine months was due to higher net sales, partially offset by higher production costs driven by higher pulp and freight costs, unfavorable plant performance in New Zealand and a one time inventory adjustment in the Philippines.

In Australian dollars, the change in gross margin for the quarter and nine months can be attributed to the following components:

For the Three Months Ended 31 December 2018:
Higher average net sales price	0.4	pts
Higher production costs	(4.5 pts)
Total percentage point change in gross margin	(4.1 pts)

For the Nine Months Ended 31 December 2018:
Higher average net sales price	0.4	pts
Higher production costs	(4.0 pts)
Total percentage point change in gross margin	(3.6	) pts

EBIT in Australian dollars increased 1% for the quarter and nine months when compared to the prior corresponding periods to A$32.7 million and A$107.8 million, respectively. As a percentage of sales, SG&A expense in Australian dollars decreased 1.8 percentage points for the quarter and 1.1 percentage points for the nine months when compared to the prior corresponding periods.

Country Analysis

Australia Fiber Cement

Net sales in local currency for the quarter and nine months increased 6% and 13%, respectively, from the prior corresponding periods, primarily due to an increase in volume and the favorable impact of our price increase. The key driver of volume growth was market penetration, as we gained market share compared to the prior corresponding periods. The market share gains were driven by the addition of several large customers, including one large customer in the first half of fiscal year 2018, and another large customer in the first quarter of fiscal year 2019. The volume growth during the quarter and nine months was most prominent in the East Coast regions, and was realized in both the new construction and additions and alterations markets.

EBIT in local currency for the quarter and nine months decreased 1% and increased 8%, respectively, when compared to the prior corresponding periods. The decrease in EBIT for the quarter was primarily due to higher pulp and freight costs, partially offset by higher net sales. The increase in EBIT for the nine months was primarily

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	7

OPERATING RESULTS - SEGMENT

driven by higher net sales and favorable plant performance, partially offset by higher pulp, freight costs, and employment costs.

While we have provided Australian Bureau of Statistics data in prior periods, we note that December 2018 data was not available at the filing date of this document. However, for the two months ended 30 November 2018, according to Australian Bureau of Statistics data, approval for detached houses, which are a key driver of Australian business' sales volume, decreased 4% compared to the prior corresponding period. For the eight months ended 30 November 2018, approval for detached houses decreased 1% compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which decreased 3% for the two months ended 30 November 2018 and increased 4% for the eight months ended 30 November 2018, when compared to the prior corresponding periods.

New Zealand Fiber Cement

Net sales in local currency for the quarter and nine months increased 18% and 10%, respectively, from the prior corresponding periods, primarily driven by higher volume. EBIT in local currency was flat for the quarter and decreased during the nine months, compared to the prior corresponding periods. The decrease in EBIT for the nine months was primarily due to higher input costs and unfavorable plant performance.

Philippines Fiber Cement

Volume for the quarter and nine months increased 23% and 16%, respectively, when compared to the prior corresponding periods, primarily as a result of market share gained during the current fiscal year. EBIT in local currency for the quarter decreased compared to the prior corresponding period, due to higher pulp costs. EBIT in local currency for the nine months decreased compared to the prior corresponding period, driven by a one time inventory adjustment, as well as higher pulp costs and start-up costs associated with our capacity expansion.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	8

OPERATING RESULTS - SEGMENT

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change	9 Months FY19	9 Months FY18	Change
Volume (mmsf)	192.9	8.7		596.8	26.7
Average net sales price per unit (per msf)	US$357	US$943	(62%)	US$357	US$966	(63%)

Fiber cement net sales	8.2	9.2	(11%)	27.0	28.9	(7%)
Fiber gypsum net sales[1]	78.6	—		242.6	—
Net sales	86.8	9.2		269.6	28.9
Gross profit[2]			NM			NM
Gross margin (%)[2]			NM			NM
EBIT[3]	4.1	0.5		2.9	0.6
EBIT margin (%)[3]	4.7	5.4	(0.7 pts)	1.1	2.1	(1.0	pts)

[1] Also includes cement bonded board net sales

[2] The change in gross profit and gross margin is not presented due to the impact from the acquisition of Fermacell during the first quarter of fiscal year 2019

[3] Includes Fermacell transaction and integration costs of US$3.9 million for the third quarter and US$17.7 million for the nine months, as well as, a US$7.3 million inventory fair value adjustment during the nine months resulting from acquisition accounting adjustments in Q1FY19

Net sales for the quarter and nine months increased compared to the prior corresponding period, driven by the increase in volume due to the Fermacell acquisition on 3 April 2018. Average net sales price in US dollars for the quarter and nine months decreased compared to prior corresponding periods, primarily due to product mix, as most of the volume in the current period was from fiber gypsum products, which have a lower average net sales price than fiber cement.

EBIT for the quarter increased US$3.6 million, compared to the prior corresponding period, primarily due to additional earnings provided by Fermacell, partially offset by US$3.9 million of Fermacell integration costs.

EBIT for the nine months increased US$2.3 million to US$2.9 million, compared to the prior corresponding period, primarily due to additional earnings provided by Fermacell, partially offset by transaction and integration costs incurred by the Fermacell acquisition, as well as the one-time inventory fair value adjustment of US$7.3 million. As part of the acquisition of Fermacell, we incurred US$7.2 million of transaction costs and US$10.5 million of integration costs for the nine months.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	9

OPERATING RESULTS - SEGMENT

Below, we have included Non-US GAAP measures, Europe Building Products segment Adjusted EBIT and Adjusted EBIT margin excluding costs associated with the acquisition. Note that the below reconciling items have not been excluded from Adjusted EBIT and Adjusted net operating profit as presented on pages 13 and 15, respectively.

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	9 Months FY19
Europe Building Products segment EBIT	4.1	2.9

Inventory fair value adjustment [1]	—	7.3
Transaction costs[2]	—	7.2
Integration costs[3]	3.9	10.5

Europe Building Products segment Adjusted EBIT excluding costs associated with the acquisition	8.0	27.9

Europe Building Products segment Adjusted EBIT margin excluding costs associated with the acquisition	9.2%	10.3%

[1] Under US GAAP, we are required to value the inventory acquired at fair market value, resulting in a preliminary total inventory fair value adjustment of US$7.3 million. As this inventory was sold during the first quarter of FY19, the entire adjustment was recognized into cost of goods sold during that quarter

[2] Transaction costs include certain non-recurring fees incurred in conjunction with the acquisition of Fermacell

[3] Integration costs relate to professional, legal and other fees incurred in conjunction with the integration of Fermacell

Net sales in the Europe Building Products segment for the quarter and nine months of US$86.8 million and US$269.6 million, respectively, increased 5% and 8%, respectively, from pro-forma net sales from the prior corresponding periods of US$82.9 million and US$249.3 million, respectively. In local currency, pro-forma net sales for the quarter and nine months increased 8% and 6%, respectively.

Other Businesses Segment

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change	9 Months FY19	9 Months FY18	Change
Net sales	3.8	3.8	—%	12.8	11.4	12%
Gross profit			NM			NM
Gross profit margin (%)			NM			NM
EBIT	(7.4)	(1.9)		(26.5)	(5.8)

Product line discontinuation	(4.8)	—		(20.6)	—

EBIT loss for the quarter and nine months increased to a loss of US$7.4 million and US$26.5 million, respectively, when compared to the prior corresponding periods. The increase in EBIT loss for the quarter was driven by US$4.8 million of product line discontinuation costs, and a US$2.6 million EBIT loss from operations during the quarter. As announced on 8 November 2018, we are in the process of exiting our Windows business.  Our Windows business is made up of two operations, (i) a fiberglass pultrusion facility in Wisconsin which makes fiberglass components that are utilized in our windows, as well as fiberglass components sold externally, and (ii) a fiberglass windows assembly facility in Wisconsin that assembles the windows sold by our Windows business.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	10

OPERATING RESULTS - SEGMENT

In December 2018, we made the decision to shut down the fiberglass windows assembly facility in Wisconsin and recorded any remaining product line discontinuation costs associated with that component of the Windows business. Those costs totaling US$4.8 million and US$14.6 million are reflected in our results for the quarter and nine months ended 31 December 2018, respectively.

The fiberglass pultrusion portion of the business continues to operate as we explore strategic alternatives to exit that component of the business.  For the nine months ended 31 December 2018, we have recorded US$6.0 million in product line discontinuation costs associated with this portion of the Windows business, and anticipate we will conclude our exit strategy by April 2019 with any additional product line discontinuation costs expected to be recorded in the fourth quarter of fiscal year 2019.

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment, or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change %	9 Months FY19	9 Months FY18	Change %
Segment R&D expenses	$(6.9)	$(6.4)	(8)	$(20.6)	$(18.6)	(11)
Segment R&D SG&A expenses	(0.5)	(0.8)	38	(1.3)	(1.9)	32
Total R&D EBIT	$(7.4)	$(7.2)	(3)	$(21.9)	$(20.5)	(7)

The change in segment R&D expenses for the quarter and nine months was due to normal variation among our research and development projects. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$2.4 million for the quarter and US$7.9 million for the nine months, compared to US$1.9 million and US$5.8 million, respectively, for the prior corresponding periods. The increase was primarily driven by additional projects undertaken by the R&D team in our European Building Products segment.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	11

OPERATING RESULTS - SEGMENT

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change %	9 Months FY19	9 Months FY18	Change %
General Corporate SG&A expenses	$(13.1)	$(17.2)	24	$(42.6)	$(40.1)	(6)
Fermacell acquisition costs[1]	—	(3.0)		—	(4.7)
Asbestos:
Asbestos adjustments	12.1	47.0	(74)	51.4	36.5	41
AICF SG&A expenses[2]	(0.4)	(0.5)	20	(1.1)	(1.3)	15
General Corporate EBIT	$(1.4)	$26.3		$7.7	$(9.6)

[1]Relates to professional, legal and other fees incurred in FY2018 prior to the close of the Fermacell acquisition

[2]Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF

For the quarter, General Corporate SG&A expenses decreased US$4.1 million, compared to the prior corresponding period, primarily due to lower stock compensation expenses, partially offset by New Zealand weathertightness claims of US$2.8 million.

For the nine months, General Corporate SG&A expenses increased US$2.5 million, compared to the prior corresponding period, primarily due to New Zealand weathertightness claims of US$4.4 million and a non-recurring US$3.4 million gain in the prior year from the sale of a storage building located near our Fontana facility, partially offset by lower stock compensation expenses.

Asbestos adjustments for both periods primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

Q3 FY19		Q3 FY18		9 Months FY19		9 Months FY18
30 September 2018	0.7212	30 September 2017	0.7840	31 March 2018	0.7681	31 March 2017	0.7644
31 December 2018	0.7058	31 December 2017	0.7804	31 December 2018	0.7058	31 December 2017	0.7804
Change ($)	(0.0154)	Change ($)	(0.0036)	Change ($)	(0.0623)	Change ($)	0.0160
Change (%)	(2)	Change (%)	—	Change (%)	(8)	Change (%)	2
Readers are referred to Note 9 of our 31 December 2018 condensed consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	12

OPERATING RESULTS - OTHER

EBIT
The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change %	9 Months FY19	9 Months FY18	Change %
North America Fiber Cement[1]	$86.1	$101.3	(15)	$292.8	$278.5	5
Asia Pacific Fiber Cement	23.5	24.9	(6)	79.3	81.8	(3)
Europe Building Products	4.1	0.5		2.9	0.6
Other Businesses[2]	(2.6)	(1.9)	(37)	(5.9)	(5.8)	(2)
Research and Development	(7.4)	(7.2)	(3)	(21.9)	(20.5)	(7)
General Corporate[3]	(13.1)	(17.2)	24	(42.6)	(40.1)	(6)
Adjusted EBIT	90.6	100.4	(10)	304.6	294.5	3
Asbestos:
Asbestos adjustments	12.1	47.0	(74)	51.4	36.5	41
AICF SG&A expenses	(0.4)	(0.5)	20	(1.1)	(1.3)	15
Fermacell acquisition costs[4]	—	(3.0)		—	(4.7)
Product line discontinuation[5]	(4.8)	—		(26.0)	—
EBIT	$97.5	$143.9	(32)	$328.9	$325.0	1

[1] Excludes product line discontinuation expenses of US$5.4 million for the nine months fiscal year 2019, as a result of our decision to discontinue our MCT product line, as well as, certain excess and obsolete ColorPlus color palettes

[2] Excludes product line discontinuation expenses of US$4.8 million for the third quarter and US$20.6 million for the nine months fiscal year 2019, as a result of our decision to discontinue our fiberglass windows assembly business

[3] Excludes Asbestos-related expenses and adjustments, and acquisition cost incurred prior to the close of Fermacell

[4] Relates to professional, legal and other fees incurred in FY2018 prior to the close of the Fermacell acquisition

[5] Product line discontinuation expenses include asset impairments and other charges as a result of our decision to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment

Net Interest Expense

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change %	9 Months FY19	9 Months FY18	Change %
Gross interest expense	$(16.1)	$(10.3)	(56)	$(43.4)	$(26.5)	(64)
Capitalized interest	1.2	1.3	(8)	3.7	3.1	19
Interest income	0.5	0.4	25	1.4	0.8	75
Net AICF interest income	0.7	0.3		1.5	1.0	50
Net interest expense	$(13.7)	$(8.3)	(65)	$(36.8)	$(21.6)	(70)

Gross interest expense for the quarter and nine months increased US$5.8 million and US$16.9 million, respectively, when compared to the prior corresponding periods, primarily due to the higher outstanding balance of our senior unsecured notes, which includes the financing of Fermacell acquisition.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	13

OPERATING RESULTS - OTHER

Other (Expense) Income

During the quarter, other income decreased from a US$0.6 million gain in the prior corresponding period to a US$0.2 million loss. For the nine months, other income decreased from a US$0.2 million gain in the prior corresponding period to a US$0.1 million gain. The movement in other income is primarily driven by the valuation of our interest rate swaps.

Income Tax

	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	9 Months FY19	9 Months FY18
Income tax expense (US$ Millions)	(14.7)	(30.2)	(63.2)	(73.8)
Effective tax rate (%)	17.8	27.4	21.7	26.6

Adjusted income tax expense[1] (US$ Millions)	(10.1)	(19.5)	(39.7)	(61.9)
Adjusted effective tax rate[1] (%)	13.3	21.1	14.9	22.7

[1] Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments

Total income tax expense for the quarter decreased US$15.5 million, when compared to the prior corresponding period. The decrease in income tax expense was primarily due to the decrease in the US corporate income tax rate and favorable movement of asbestos adjustments.

Total income tax for the nine months decreased US$10.6 million, when compared to the prior corresponding period. The decrease was primarily due to the decrease in the US corporate income tax rate, partially offset by the change in the accounting treatment of the amortization of intangible assets which did not apply in the prior corresponding period.

Total Adjusted income tax expense for the quarter and nine months decreased US$9.4 million and US$22.2 million compared to the prior corresponding periods. The decrease in Adjusted income tax expense was driven by adjustments from the ongoing accounting treatment of amortization of intangible assets, and a reduction in the US statutory corporate tax rate.

Readers are referred to Note 12 of our 31 December 2018 condensed consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	14

OPERATING RESULTS - OTHER

Net Operating Profit

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change %	9 Months FY19	9 Months FY18	Change %
EBIT	$97.5	$143.9	(32)	$328.9	$325.0	1

Net interest expense	(13.7)	(8.3)	(65)	(36.8)	(21.6)	(70)
Loss on early debt extinguishment[1]	(1.0)	(26.1)	96	(1.0)	(26.1)	96
Other (expense) income	(0.2)	0.6		0.1	0.2	(50)
Income tax expense	(14.7)	(30.2)	51	(63.2)	(73.8)	14
Net operating profit	67.9	79.9	(15)	228.0	203.7	12

Excluding:
Asbestos:
Asbestos adjustments	(12.1)	(47.0)	74	(51.4)	(36.5)	(41)
AICF SG&A expenses	0.4	0.5	(20)	1.1	1.3	(15)
AICF interest income, net	(0.7)	(0.3)		(1.5)	(1.0)	(50)
Fermacell acquisition costs[2]	—	3.0		—	4.7
Product line discontinuation[3]	4.8	—		26.0	—
Loss on early debt extinguishment[1]	1.0	26.1		1.0	26.1
Tax adjustments[4]	4.6	10.7	(57)	23.5	11.9	97
Adjusted net operating profit	65.9	72.9	(10)	226.7	210.2	8

Adjusted diluted earnings per share (US cents)	15	16		51	48

1 In December 2017, we redeemed our 5.875% senior notes due 2023 and recorded a loss on early debt extinguishment in connection with this redemption of US$26.1 million, including call redemption premiums and unamortized financing costs. In October 2018, we repaid our outstanding 364-day term loan facility and incurred a loss of US$1.0 million, associated with unamortized financing costs. Readers are referred to Note 8 of our 31 December 2018 condensed consolidated financial statements for further information related to long-term debt.

[2] Relates to professional, legal and other fees incurred in FY2018 in conjunction with the acquisition of Fermacell

[3] Product line discontinuation expenses include asset impairments and other charges as a result of our decision to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment

[4] Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments

Adjusted net operating profit of US$65.9 million for the quarter decreased US$7 million, or 10%, compared to the prior corresponding period, primarily due to a US$9.8 million decrease in Adjusted EBIT and a higher net interest expense of US$5.4 million, partially offset by lower Adjusted income tax expense of US$9.4 million. The decrease in Adjusted EBIT was driven by the underlying performance of the operating business units, primarily due to the US$15.2 million decrease in Adjusted EBIT in the North America Fiber Cement segment.

Adjusted net operating profit of US$226.7 million for the nine months increased US$16.5 million, or 8%, compared to the prior corresponding period, primarily due to lower Adjusted income tax expense of US$22.2 million and a US$10.1 million increase in Adjusted EBIT. The increase in Adjusted EBIT was primarily driven by the underlying performance of the operating business units, primarily due to the US$14.3 million increase in Adjusted EBIT in the North America Fiber Cement segment. This increase was partially offset by higher net interest expense of US$15.2 million.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	15

OTHER INFORMATION

Cash Flow
Operating Activities
Cash provided by operating activities increased US$31.2 million to US$302.8 million. The increase in cash provided by operating activities was primarily driven by a US$50.0 million increase in net income adjusted for non-cash items and a favorable change in working capital of US$49.7 million, partially offset by unfavorable changes in other operating assets and liabilities of US$68.5 million. The favorable change in working capital was primarily due to the rebuilding of inventories in the North America Fiber Cement segment in the prior year, related to our then capacity constraint, and the timing of collections in accounts receivable between periods. The primary driver of the change in other operating assets and liabilities was an increase in payments of asbestos related claims, changes in income taxes payable and accrued product warranties.
Investing Activities
Cash used in investing activities increased US$583.6 million to US$805.6  million. The increase in cash used in investing activities was primarily due to the US$558.7 million acquisition of Fermacell, as well as an increase in purchases in property, plant and equipment of US$75.9 million. The increase in capital expenditures was primarily related to the greenfield expansion project in Prattville and Tacoma. This was partially offset by lower net purchases of AICF's short-term investments of US$59.5 million.
Financing Activities
Cash provided by financing activities increased US$319.2 million to US$327.8 million. The increase in cash provided by financing activities was driven by the proceeds from our senior unsecured notes due 2026 of US$458.8 million, and AICF's repayment of its NSW loan in the prior year of US$51.9 million, compared to nil in the current year. This increase was partially offset by net proceeds from credit facilities and senior notes of US$225.0 million in the prior year, as well as call redemption premiums paid to note holders of US$19.5 million.

Capacity Expansion

We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. During the current quarter:

In North America we:

•	Continued the start-up of our Tacoma greenfield expansion project, which is expected to be completed in the first quarter of fiscal year 2020;

•
Continued the construction of a greenfield expansion project in Prattville, Alabama, which is expected to be commissioned in the second half of fiscal year 2020 at an estimated total cost of US$240.0 million; and

•
Continued the expansion project within our ColorPlus product line including equipment, land, and building at an estimated cost of US$20.6 million. This includes projects at our Peru and Pulaski facilities, and a greenfield project in Massachusetts.

In Asia Pacific we:

•	Continued the start-up of the additional capacity expansion in the Philippines, which is expected to be completed in the fourth quarter of fiscal year 2019; and

•
Continued the planning and design of a brownfield expansion project at our existing Carole Park facility in Australia with an estimated total cost of A$28.5 million. The brownfield expansion project is expected to be commissioned by the first quarter of fiscal year 2021.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	16

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position decreased from US$281.6 million at 31 March 2018 to US$118.5 million at 31 December 2018.

At 31 December 2018, we held two forms of debt: an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on our total debt was 4.4% and 4.7% at 31 December 2018 and 31 March 2018, respectively. The weighted average term of all debt, including undrawn facilities, was 6.6 years and 6.9 years at 31 December 2018 and 31 March 2018, respectively.

At 31 December 2018, we had US$500.0 million available in an unsecured revolving credit facility. At 31 December 2018, a total of US$70.0 million was drawn from the unsecured revolving facility, compared to US$100.0 million at 31 March 2018. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

On 3 April 2018, we drew €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) from the 364-day term loan facility, and used these funds to complete the Fermacell acquisition. In October 2018, we completed the sale of €400.0 million (US$457.2 million, based on the exchange rate at 31 December 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. The proceeds from the offering were primarily used to repay our outstanding 364-day term loan facility.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends
The following table summarizes the dividends declared or paid in respect of fiscal years 2019, 2018 and 2017:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2019 first half dividend[1]	0.10	44.2	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016

[1]The FY 2019 first half dividend total amount of US$44.2 million represents the value of the dividend declared. Any difference between the amount declared and the amount payable per our condensed consolidated balance sheets is due to unrealized exchange gains or losses associated with the change in the dividend liability between the record date and the balance sheet date.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	17

OTHER INFORMATION

We periodically review our capital structure and capital allocation objectives and expect the following prioritization to remain:
•invest in R&D and capacity expansion to support organic growth;

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and

•	consider other shareholder returns when appropriate.

Other Asbestos Information
Claims Data

	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	Change %	9 Months FY19	9 Months FY18	Change %
Claims received	154	131	(18)	435	433	—
Actuarial estimate for the period	144	144	—	432	432	—
Difference in claims received to actuarial estimate	(10)	13		(3)	(1)

Average claim settlement[1] (A$)	279,000	254,000	(10)	275,000	261,000	(5)
Actuarial estimate for the period[2]	290,000	283,000	(2)	290,000	283,000	(2)
Difference in claims paid to actuarial estimate	11,000	29,000		15,000	22,000

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2] This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the period ended 31 December 2018, we noted the following related to asbestos-related claims:

•	Claims received during the quarter were 7% above actuarial estimates and 18% higher than the prior corresponding period;

•	Claims received during the nine months were 1% above actuarial estimates and flat compared to the prior corresponding period;

•	Mesothelioma claims reported for the nine months were in line with actuarial expectations and 3% lower than the prior corresponding period;

•	The average claim settlement for the quarter and nine months was 4% and 5% below actuarial expectations, respectively;

•
Average claim settlement sizes for mesothelioma were above actuarial expectations for half of the age groups, however, other disease types were generally favorable compared to actuarial expectations for the nine months; and

•	The decrease in the average claim settlement for the nine months versus actuarial estimates was largely attributable to lower average claim settlement for non-mesothelioma claims.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	18

OTHER INFORMATION

AICF Funding

On 2 July 2018, we made a payment of A$138.4 million (US$103.0 million) to AICF, representing 35% of our free cash flow for fiscal year 2018. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2018 operating cash flow of US$295.0 million less an adjustment of US$0.8 million, resulting in free cash flow of US$294.2 million for fiscal year 2018, as defined by the AFFA.
From the time AICF was established in February 2007 through 2 July 2018, we have contributed approximately A$1,193.4 million to the fund.

Readers are referred to Note 9 of our 31 December 2018 condensed consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	19

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	20

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation;

•	Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition;

•	Adjusted EBIT margin;

•	North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation;

•	Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted EBITDA excluding Asbestos; and

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”).

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors
New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	21

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents
Adjusted EBIT

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	9 Months FY19	9 Months FY18
EBIT	$97.5	$143.9	$328.9	$325.0
Asbestos:
Asbestos adjustments	(12.1)	(47.0)	(51.4)	(36.5)
AICF SG&A expenses	0.4	0.5	1.1	1.3
Fermacell acquisition costs	—	3.0	—	4.7
Product line discontinuation	4.8	—	26.0	—
Adjusted EBIT	$90.6	$100.4	$304.6	$294.5
Net sales	586.2	495.1	1,881.8	1,528.6
Adjusted EBIT margin	15.5%	20.3%	16.2%	19.3%
North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	9 Months FY19
North America Fiber Cement Segment EBIT	$86.1	$287.4

Product line discontinuation	—	5.4
North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation	$86.1	$292.8
North America Fiber Cement segment net sales	385.5	1,254.9
North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation	22.3%	23.3%
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	9 Months FY19
Europe Building Products Segment EBIT	$4.1	$2.9

Inventory fair value adjustment	—	7.3
Transaction costs	—	7.2
Integration costs	3.9	10.5
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition	$8.0	$27.9
European Building Products segment net sales	86.8	269.6
Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition	9.2%	10.3%

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	22

NON-US GAAP FINANCIAL MEASURES

Adjusted Net Operating Profit

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	9 Months FY19	9 Months FY18
Net operating profit	$67.9	$79.9	$228.0	$203.7
Asbestos:
Asbestos adjustments	(12.1)	(47.0)	(51.4)	(36.5)
AICF SG&A expenses	0.4	0.5	1.1	1.3
AICF interest income, net	(0.7)	(0.3)	(1.5)	(1.0)
Loss on early debt extinguishment	1.0	26.1	1.0	26.1
Fermacell acquisition costs	—	3.0	—	4.7
Product line discontinuation	4.8	—	26.0	—
Tax adjustments[1]	4.6	10.7	23.5	11.9
Adjusted net operating profit	$65.9	$72.9	$226.7	$210.2

[1] Includes tax adjustments related to Asbestos, amortization benefit of certain US intangible assets and other tax adjustments.
Adjusted diluted earnings per share

	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	9 Months FY19	9 Months FY18
Adjusted net operating profit (US$ millions)	$65.9	$72.9	$226.7	$210.2
Weighted average common shares outstanding - Diluted (millions)	443.1	442.0	442.9	441.7
Adjusted diluted earnings per share (US cents)	15	16	51	48

Adjusted effective tax rate

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	9 Months FY19	9 Months FY18
Operating profit before income taxes	$82.6	$110.1	$291.2	$277.5
Asbestos:
Asbestos adjustments	(12.1)	(47.0)	(51.4)	(36.5)
AICF SG&A expenses	0.4	0.5	1.1	1.3
AICF interest income, net	(0.7)	(0.3)	(1.5)	(1.0)
Fermacell acquisition costs	—	3.0	—	4.7
Product line discontinuation	4.8	—	26.0	—
Loss on early debt extinguishment	1.0	26.1	1.0	26.1
Adjusted operating profit before income taxes	$76.0	$92.4	$266.4	$272.1

Income tax expense	(14.7)	(30.2)	(63.2)	(73.8)
Tax adjustments[1]	4.6	10.7	23.5	11.9
Adjusted income tax expense	$(10.1)	$(19.5)	$(39.7)	$(61.9)
Effective tax rate	17.8%	27.4%	21.7%	26.6%
Adjusted effective tax rate	13.3%	21.1%	14.9%	22.7%

[1] Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	23

NON-US GAAP FINANCIAL MEASURES

Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	9 Months FY19	9 Months FY18
EBIT	$97.5	143.9	$328.9	$325.0
Depreciation and amortization	29.8	23.4	88.7	68.6
Adjusted EBITDA	$127.3	$167.3	$417.6	$393.6
Asbestos:
Asbestos adjustments	(12.1)	(47.0)	(51.4)	(36.5)
AICF SG&A expenses	0.4	0.5	1.1	1.3
Adjusted EBITDA excluding Asbestos	$115.6	$120.8	$367.3	$358.4
Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY19	Q3 FY18	9 Months FY19	9 Months FY18
SG&A expenses	$97.5	$77.7	$301.3	$226.2
Excluding:
AICF SG&A expenses	(0.4)	(0.5)	(1.1)	(1.3)
Fermacell acquisition costs	—	(3.0)	—	(4.7)
Product line discontinuation	(1.4)	—	(1.4)	—
Adjusted SG&A expenses	$95.7	$74.2	$298.8	$220.2
Net sales	$586.2	$495.1	$1,881.8	$1,528.6
SG&A expenses as a percentage of net sales	16.6%	15.7%	16.0%	14.8%
Adjusted SG&A expenses as a percentage of net sales	16.3%	15.0%	15.9%	14.4%

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	24

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 9 of the condensed consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The Company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability.

Further, the Company's annual payment to AICF is determined by reference to the free cash flow as defined in the AFFA, which was entered into on 21 November 2006. Free cash flow for these purposes is defined as the Company's operating cash flow, based on US GAAP at the time the AFFA was entered into. As there have been changes to US GAAP since the AFFA was entered into, the annual payment is no longer based upon the current US GAAP operating cash flow statement.

Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance, as well as estimating the annual payment due to AICF. The following non-GAAP tables should be read in conjunction with the condensed consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
31 December 2018
(Unaudited)

US$ Millions	Total Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$25.6	$25.6
Restricted short term investments – Asbestos	—	52.9	52.9
Insurance receivable – Asbestos[1]	—	49.2	49.2
Workers compensation asset – Asbestos[1]	—	28.5	28.5
Deferred income taxes – Asbestos	—	332.8	332.8
Asbestos liability[1]	—	1,032.3	1,032.3
Workers compensation liability – Asbestos[1]	—	28.5	28.5
Income taxes payable[1]	60.9	(19.0)	41.9
Asbestos adjustments	—	51.4	51.4
Selling, general and administrative expenses	(300.2)	(1.1)	(301.3)
Net interest (expense) income	(38.3)	1.5	(36.8)
Income tax expense	(63.1)	(0.1)	(63.2)
[1] The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our condensed consolidated balance sheets.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	25

SUPPLEMENTAL FINANCIAL INFORMATION

James Hardie Industries plc
Supplementary Statements of Cash Flows
For the Nine Months Ended
31 December 2018
(Unaudited)

US$ Millions	US GAAP as of 21 November 2006	Reconciling Items to Current US GAAP	As Reported
Cash Flows From Operating Activities
Net income	$227.9	$0.1	$228.0
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	88.7	—	88.7
Deferred income taxes	16.4	—	16.4
Stock-based compensation	7.7	—	7.7
Asbestos adjustments	(51.4)	—	(51.4)
Excess tax benefits from share-based awards	(0.1)	—	(0.1)
Loss on early debt extinguishment	1.0	—	1.0
Asset Impairments	13.1	—	13.1
Other, net	12.4	—	12.4
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	82.3	(82.3)	—
Payment to AICF	(103.0)	103.0	—
Accounts and other receivables	65.6	—	65.6
Inventories	(26.1)	—	(26.1)
Prepaid expenses and other assets	(6.0)	—	(6.0)
Insurance receivable - Asbestos	4.2	—	4.2
Accounts payable and accrued liabilities	20.2	—	20.2
Asbestos liability	(87.8)	87.8	—
Claims and handling costs paid - Asbestos	—	(87.8)	(87.8)
Income taxes payable	12.2	—	12.2
Other accrued liabilities	4.7	—	4.7
Net cash provided by operating activities	$282.0	$20.8	$302.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(224.7)	$—	$(224.7)
Capitalized interest	(3.7)	—	(3.7)
Acquisition of business, net of cash acquired	(558.7)	—	(558.7)
Purchase of restricted short-term investments - Asbestos	—	(89.1)	(89.1)
Sale of restricted short-term investments - Asbestos	—	70.6	70.6
Net cash used in investing activities	$(787.1)	$(18.5)	$(805.6)

Cash Flows From Financing Activities
Proceeds from credit facilities	$150.0	$—	$150.0
Repayments of credit facilities	(180.0)	—	(180.0)
Proceeds from 364-day term loan facility	492.4	—	492.4
Repayment of 364-day term loan facility	(458.8)	—	(458.8)
Proceeds from senior unsecured notes	458.8	—	458.8
Debt issuance costs	(6.1)	—	(6.1)
Excess tax benefit from share-based awards	0.1	(0.1)	—
Dividends paid	(128.5)	—	(128.5)
Net cash provided by financing activities	$327.9	$(0.1)	$327.8

Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(163.1)	$0.9	$(164.0)

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	26

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the Company’s future performance;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter and Nine Months Ended Fiscal Year 2019	27